Mail Stop 6010

August 28, 2006

Via Facsimile and U.S. Mail

Richard Ru Gin Chang
President and Chief Executive Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

> **Re:** **Semiconductor Manufacturing International Corp.**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 29, 2006**
> **File No. 1-31994**

Dear Mr. Chang:

We have reviewed your response letter dated August 16, 2006 and have the following additional comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 25. Litigation, page F-46

1.   We note your response to prior comment 3. Please revise future filings to clearly disclose that you also recorded an intangible asset related to the covenant not to sue and describe TSMC's obligations to you pursuant to those terms over the length of the agreement.

                              * * * * * * * *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

        You may contact Kevin Vaughn, Staff Accountant, at (202) 551-3643 or me at (202) 551-3671 if you have questions regarding these comments.

                              Sincerely,

                              Martin F. James
                              Senior Assistant Chief Accountant